November 20, 2015

VIA EDGAR Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549 Attn: John M. Ganley, Senior Counsel

Re:	Hill Capital Corporation File Nos. 814-1164 & 095-00334

Dear Mr. Ganley:

We are submitting this letter on behalf of Hill Capital Corporation (the “Company” or “we”) in response to the comments set forth in your letter dated September 4, 2015, regarding the Notification Under Regulation E on Form 1-E, including the Offering Circular, (the “Notification”) filed by the Company on August 19, 2015, in connection with the offering of its common stock.

Response to Staff Comments

The Company acknowledges the Staff’s comments and respectfully submits the following responses. The text of each of the Staff’s comments has been reproduced below, followed by the Company’s response. On the date hereof, the Company is filing Amendment No. 1 to the Notification, including a revised Offering Circular (“Amendment No. 1”), which incorporates the responses set forth below.

Exhibit 9(a) – Copy of Form of Common Stock Certificate

Comment 1.     Item 9(a) of Form 1-E provides that a fund must file as an exhibit, for any equity securities offered, “copies of the provisions of the governing instruments defining the rights of the holders of such securities.” We note that a form of common certificate has been filed as an exhibit. Please also file as exhibits to the Notification copies of the Company’s Articles of Incorporation and any instrument defining the rights of the holders of profits interests.

Attorneys & Advisors	Fredrikson & Byron, P.A.
Main 612.492.7000	200 South Sixth Street, Suite 4000
Fax 612.492.7077	Minneapolis, Minnesota
www.fredlaw.com	55402-1425

MEMBER OF THE WORLD SERVICES GROUP	OFFICES
A Worldwide Network of Professional Service Providers	Minneapolis / Bismarck / Des Moines / Fargo / Monterrey, Mexico / Shanghai, China

Securities and Exchange Commission

November 20, 2015

Response 1:     Copies of the Company’s Articles of Incorporation and Bylaws are being filed as exhibits to Amendment No. 1. Pursuant to agreements between the Company and all of its shareholders, the profits interests have been eliminated and accordingly no instruments relating to the profits interests are being filed.

Exhibit 9(d) – Offering Circular

Cover Page (Page 1)

Comment 2.     The first paragraph of the cover page states that in addition to the Regulation E Offering, the Company will make a Contemporaneous Private Offering of common stock pursuant to Rule 506(c) of Regulation D under the Securities Act of 1933 (“Securities Act”). The Commission has stated that “[t]he integration doctrine seeks to prevent an issuer from improperly avoiding registration by artificially dividing a single offering into multiple offerings such that Securities Act exemptions would apply to the multiple offerings that would not be available for the combined offering.” Securities Act Release No. 8828 (Aug. 7, 2007) [72 Fed. Reg. 45116, 45129 (Aug. 10, 2007)]. Using the five factors set forth in Release No. 8828, please provide us with an analysis of the integration issues concerning the proposed contemporaneous offerings under Regulations D and E. We may have additional comments after reviewing your response.

Response 2:     The Staff has indicated in CD&I 139.25 that the five-factor test “…should be used to test whether two or more otherwise exempt offerings should be treated as a single offering to determine whether an exemption is available” and that in the context of concurrent 506 and public offerings, the analysis should instead be whether the investors were solicited by some means that would foreclose the availability of the exemption. An offering pursuant to Regulation E is a public offering; it permits the use of general solicitation, and the securities sold in a Regulation E offering are not restricted securities. Therefore, the analysis that applies in the context of concurrent 506 and public offerings should be used when evaluating integration issues concerning the proposed contemporaneous offerings under Regulations D and E.

CD&I 139.25, in referencing Release 8828, says “…the Commission’s guidance focuses on how the investors in the private offering are solicited – whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption.” In the case of the Company’s proposed offerings, investors in the Private Offering under Rule 506(c) would be identified using general solicitation permitted under Rule 506(c) and related procedures for ensuring the investors are “accredited.” In addition, shares purchased by investors in the Rule 506(c) offering will be restricted securities. In view of these procedures and safeguards, the general solicitation of investors in the Regulation E Offering does not foreclose the concurrent use of the exemption under Rule 506(c).

Securities and Exchange Commission

November 20, 2015

We consulted with the Staff regarding this matter prior to filing the Notification. On February 2, 2015 we submitted the following request for interpretive advice from the SEC’s Office of Small Business Policy in the Division of Corporation Finance:

We would appreciate your guidance on whether concurrent public Regulation E offering and a private 506(c) offering to only accredited investors would be required to be integrated. Based on Compliance and Disclosure Interpretation 139.25 we believe the answer is no, the offerings would not be integrated. CD&I 139.25 says that there can be side-by-side public and private offerings in appropriate circumstances and, referring to Securities Act Release No. 8828, provides that the determination “focuses on how the investors in the private offering are solicited – whether by registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption.” Here, the purchasers in the 506(c) offering would be solicited by means of general solicitation, their status as accredited investors would be verified, and the shares issued would be restricted all in accordance with 506(c).

On February 13, 2015 Johanna Losert of the SEC contacted us by telephone. After several calls and conferring with her division chief, Ms. Losert said that it did not appear to them that integration of the concurrent 506(c) and Regulation E public offerings would be required. While we understand that such guidance is not binding, the response from Ms. Losert was consistent with our interpretation of the rules and CD&Is.

Comment 3.     Please disclose in footnote (3) the per share amounts for the organizational and offering costs.

Response 3:     We have included in footnote (3) the per share amounts for the organizational and offering costs.

Forward Looking Statements (Page 2)

Comment 4.     Please disclose in this section a prominent statement that the safe harbor for forward-looking statements under the Securities Act does not apply to the Company. See Section 27A(b)(2)(B) of the Securities Act.

Response 4:     We have included the requested disclosure in the first paragraph in the section entitled “Forward Looking Statements.”

Securities and Exchange Commission

November 20, 2015

General Description of the Issuer — Overview (Page 2)

Comment 5.     The second paragraph of this section provides information about James J. Hill. Please either delete this information or move it to a less prominent location of the Offering Circular.

Response 5:     We have deleted the information regarding James J. Hill from the Offering Circular.

Comment 6.     The fourth paragraph of this section sets forth a set of bullets identifying the intentions of the Company. The fourth bullet states that the Company intends “at some point” to elect to be regulated as a business development company (“BDC”). The Company filed on August 19, 2015, on Form N-6F, a notification of intent to elect BDC status within 90 days of the filing. Please revise this section to be consistent with the representation in the Company’s Form N-6F.

Response 6:     We have revised the fourth bullet point to state that the Company currently intends to file an election to be treated as a business development company shortly after the date of this response and in any case before December 31, 2015. We believe the revised disclosure is consistent with the statement made by the Company on Form N-6F, which was a statement of its good faith intent at the time the Form N-6F was filed.

Business Structure (Page 3)

Comment 7.     The fourth and fifth paragraphs on page 4 describe the role of the Company’s “management team” in identifying and reviewing investment opportunities. Disclosure on page 13 states that the management team is currently comprised of only Patrick Donohue. Please disclose, here and in any other appropriate location, that the management team is currently comprised of only Patrick Donohue.

Response 7:     We have included a clarifying sentence in substantially the following form in the paragraphs referenced as well as in other pertinent locations in the Offering Circular: “Today our management team is currently comprised of only Patrick E. Donohue, but the management team is expected to grow upon meeting the Aggregate Minimum.”

Investment Objectives and Policies — Diversification Standards (Page 6)

Comment 8.     The third sentence of this section states that “[u]ntil the Company qualifies as a RIC, it will not be subject to the diversification requirements applicable to RICs under the Code.” Please disclose that until the Company qualifies as a RIC, it will not be treated as a pass-through entity for tax purposes and will be subject to taxation; such taxation will reduce income available for distribution to shareholders.

Securities and Exchange Commission

November 20, 2015

Response 8:     We have included the following sentence: “Until the Company qualifies as a RIC it will not be treated as a pass-through entity for tax purposes and will be subject to taxation; such taxation will reduce the income available for distribution to shareholders.”

Regulation as a BDC (Page 10)

Comment 9.     The last paragraph on page 11 sets forth the asset coverage requirements for a BDC that borrows money or issues debt securities. Please disclose whether the Company intends to borrow money or to issue either debt securities or preferred stock within the next 12 months.

Response 9:     We have inserted the following sentence: “The Company does not intend to borrow money or to issue either debt or preferred stock within the next 12 months.”

Risk Factors — Cost of operations, including regulatory compliance, may be a very significant percentage of our assets. (Page 14)

Comment 10.   The first paragraph of this section states that the annual cost of the Company’s operations will be 3-5% of assets and annual expenses are not expected to be less than $500,000. Please disclose also an estimate of the upper limit of the annual expenses and disclose this more prominently in the Offering Circular.

Response 10:   We have revised the referred risk factor and the Plan of Distribution – Use of Proceeds to include the following sentence: “We currently anticipate that our operating expenses for the twelve month period immediately following the closing of the offering could be as much as $750,000 depending on the actual aggregate proceeds received in the Offering and the Contemporaneous Private Offering.” In addition, we have moved this risk factor to a more prominent location.

Comment 11.   The second paragraph states that “[w]e do not intend to raise significant additional capital.” Please clarify whether this means the Company will not seek to raise additional capital after it reaches the maximum amount of $20 million, or whether it means the Company does not intend to seek to raise additional capital after the termination of the offering, which is expected to occur by March 31, 2016.

Response 11: We have added the following sentences: “We do not currently intend to raise significant additional capital following the closings of this Offering and the Contemporaneous Private Offering whether or not we raise only the Aggregate Minimum. If in the future we elect to seek additional capital there can be no assurance that we will be successful in attracting any such funding. As such, investors should assume that our assets under management will remain low relative to other business development companies and that as a result the ratio of our operating costs to assets under management will likely be higher than other business development companies. As an SEC reporting company, we will incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002, and other rules and regulations implemented by the Securities and Exchange Commission.”

Securities and Exchange Commission

November 20, 2015

Risk Factors — Our Common Stock may be affected by limited trading volume and the market price may fluctuate significantly. (Page 14)

Comment 12.     This section states that there can be no assurance that an active trading market for the Company’s common stock will develop. Please summarize the disclosure of this risk factor in a bullet point on the outside front cover page of the Offering Circular. Please also disclose, in this section and on the outside front cover page, the following:

•	The Company’s stock will not be listed on an exchange.

•	An investor may only be able to sell shares at a significant discount to net asset value.

•	The Company does not expect to repurchase shares from investors.

Response 12:     We have provided the requested disclosure in the risk factor and on the outside front cover.

Risk Factors — Our Board of Directors has limited liability to the Company and our shareholders. (Page 15)

Comment 13.     This section states that the Company’s Articles of Incorporation limit the liability of directors to acts involving “fraud, gross negligence, or willful disregard of duty.” Section 17(h) of the Investment Company Act of 1940 (“1940 Act”), which applies to BDCs through Section 59, prohibits a fund’s charter from protecting “any director or officer of such company against any liability to the company or to its security holders . . . by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.” Please review the Company’s Articles to ensure that the indemnification provisions are consistent with Section 17(h). In addition, please provide us with a copy of the Articles.

Securities and Exchange Commission

November 20, 2015

Response 13:     We have amended the Company’s Articles of Incorporation, which are filed as an exhibit to Amendment No. 1, to ensure that the limitation of liability provision complies with Section 17(h).

Plan of Distribution — Offering (Page 18)

Comment 14.     The third paragraph states that the Company plans to commence the offering of shares on or about September 2, 2015. Please confirm that the Company will not commence this offering pursuant to Regulation E or the offering pursuant to Regulation D until the filings have been cleared by the Staff. Please also inform us whether the shares must be registered for sale in the states in which the shares will be offered.

Response 14:     We hereby confirm that the Company has not commenced and will not commence the offering under Regulation E or Regulation D until the Notification has been cleared by the Staff.

The shares offered in the Regulation E offering will be registered for sale in the states in which they will be offered. The Company has filed applications for registration of the shares in the states of Minnesota, North Dakota and Wisconsin.

Plan of Distribution — Use of Proceeds (Page 18)

Comment 15.     The third paragraph of this section states that a substantial portion of the net proceeds of the Offering will be utilized within five years. Guide 1 to Form N-2 states in part:

“The Division [of Investment Management] is of the view that Section 5(b) of the 1940 Act requires a BDC to obtain the approval of its stockholders for a change of its business purpose if more than half of its total assets are not invested in the types of securities designed to meet its business purpose, in accordance with Sections 2(a)(48) and 55(a)(1) - (3) of the 1940 Act, within the earlier of: (i) two years after termination of completion of sales; or (ii) 2½ years after commencement of its initial public offering.”

Please disclose that the Company will seek shareholder approval as specified in Guide 1.

Response 15:     We have added the following sentence: “We will seek shareholder approval if we do not have at least 50% of our assets invested in the types of investments designed to meet our business purposes as stated herein within two years after termination or completion of this offering.”

Comment 16.     The fifth paragraph of this section states in part that proceeds of the offering may be used to reimburse related persons or affiliates for expenses incurred on behalf of the Company. Please describe in this section the types of expenses that may be incurred on behalf of the Company and disclose an estimate of the amounts expected to be paid. In addition, please provide us with copies of any written agreements to reimburse related persons or affiliates for such expenses they incur on behalf of the Company.

Securities and Exchange Commission

November 20, 2015

Response 16:     We have added the following sentences: “Expenses may include, without limitation, fees, and cost incurred for copying, printing, telephone, travel (air, bus, car, gasoline and parking), lodging, meals, event room rental, professional fees, and other costs and expenses incurred in connection with the offering and/or operation of the Company.

There are no written agreements regarding reimbursement for expenses incurred on behalf of the Company.”

Capital Stock and Other Securities — Profits Interests (Page 23)

Comment 17.     This section states that the Company has issued profits interests equaling 15% of the Company’s annual profits as an incentive to its initial investors and sponsor. The disclosure indicates that 7 initial investors, 5 of whom are directors of the Company, collectively purchased $200,000 of common stock. These investors were, in the aggregate, issued profits interests amounting to 10% of the Company’s profits. The Offering Circular states on page 22 that the profits interests were issued to the initial investors as an incentive to bear the costs and risks of formation of the Company. The James J. Hill Center entered into a Sponsor Agreement in which the Company exchanged an additional 5% profits interests for use of the Center’s name and the use of the James J. Hill Reference Library for various purposes. Please respond to each of the following:

•	The third sentence of the first paragraph states that the profits interests do not have a priority interest over the common stock as to the distribution of assets of the Company or payment of dividends. Please delete that sentence. It appears that the holders of the profits interests will have priority in distributions inasmuch as they will receive a specified percentage of the Company’s profits, with the balance paid to shareholder of common stock. To the extent the holders of the profits interests have priority in distributions over shareholders of common stock, the profits interests are “senior securities.” See Section 18(g) of the 1940 Act. Please explain how the Company will comply with the provisions for senior securities set forth in Section 18(a) of the 1940 Act, as applied to BDCs through Section 61.

Response 17(a): The Company and each of the 7 initial investors, including the James J. Hill Center, have agreed to eliminate the profits interests. Therefore, all references to the profits interests have been removed from the revised Offering Circular included in Amendment No. 1.

Securities and Exchange Commission

November 20, 2015

•	Please explain how the issuance of profits interests is consistent with Section 23(a) of the 1940 Act (applicable to BDCs through Section 63), which prohibits the issuance of securities for services or for property other than cash or securities.

Response 17(b): See Response 17(a).

•	Assuming that the Company sells the minimum aggregate amount of $10 million of common stock in the offering under Regulation D and Regulation E, the 10% profits interest of the initial investors would be approximately the same as that of shareholders investing $1 million. In effect, by investing $200,000 in common stock, the initial investors would receive approximately the same economic benefit as investors holding $1 million of common stock. Please explain why this should not be viewed as the economic equivalent of a sale of common stock to promoters below net asset value. See Big Apple Capital Corp, SEC No-Action Letter (pub. avail. May 6, 1982).

Response 17(c): See Response 17(a).

•	Please explain why the profit-sharing arrangements are not prohibited by Section 57(a)(4) of the 1940 Act, which prohibits profit-sharing arrangements with controlling affiliated persons. Cf. Section 57(n) of the 1940 Act (explicitly excepting certain profit-sharing arrangements from Section 57(a)(4) provided that the profit-sharing plan is approved by (1) a majority of directors with no financial interest in the plan and (2) a majority of disinterested directors).

Response 17(d): See Response 17(a).

Notes to Financial Statements — Note 1: Nature of Operations and Summary of Significant Accounting Policies (Page 33)

Comment 18.     The Company states under the heading “Organization and Offering Costs” that all organization and offering costs incurred to date have been borne by officers and certain directors of the Company. Are the organization and offering costs that were borne by officers and certain directors subject to repayment by the fund? If so, disclose that arrangement.

Response 18: The organization and offering costs that have been borne by the officers and certain directors to date are not subject to repayment by the Company. Accordingly, no additional disclosure has been included.

Unaudited Financial Statements — 6 Months Ending June 30, 2015

Comment 19.     Include the number of shares issued, authorized and outstanding on the Balance Sheet.

Securities and Exchange Commission

November 20, 2015

Response 19:     We have included the number of shares issued, authorized and outstanding on the Balance Sheet.

Comment 20.     Please provide the notes to the unaudited financial statements.

Response 20:     We have included the notes to the unaudited financial statements. We have replaced the unaudited financial statements for the 6 months ended June 30, 2015 with the unaudited financial statements for the 9 months ended September 30, 2015.

General Comments

Comment 21.     We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any amendments.

Response 21:     We understand that you may have additional comments.

Comment 22.     Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your offering.

Response 22:     We have not and do not currently plan to submit an exemptive application or no-action request in connection with this offering.

Comment 23.     Responses to this letter should be in the form of an amendment to the Notification on Form 1-E. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response 23:     We are filing Amendment No. 1 on the date hereof which includes changes in response to the Staff’s comment letter. If no change has been made in response to a Staff comment, we have indicated that fact in this letter.

Comment 24.     Please inform us when the Company expects to file a registration statement on Form 10 to register a class of shares under the Securities Exchange Act of 1934.

Response 24:     The Company expects to file a Form 10 immediately before filing its election to be treated as a business development company. As indicated in Response 6, the Company intends to file such election shortly after the date of this response and in any case before December 31, 2015.

Comment 25.     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the Staff to be certain that they have provided all information investors require for an informed decision.

Securities and Exchange Commission

November 20, 2015

Response 25:     The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, and changes in disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert Staff comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person under the U.S. federal securities laws.

Please direct any further questions or comments concerning this response letter to me by telephone at (612) 492-7394 or by email at emadson@fredlaw.com.

Sincerely,

/s/ Eric O. Madson

Eric O. Madson

Direct Dial: 612.492.7394

Email: emadson@fredlaw.com

cc:	Michael J. Shaffer Patrick Donohue Kevin S. Spreng